VIA EDGAR

November 25, 2013

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Cheesecake Factory Incorporated
Form 10-K for the fiscal year ended January 1, 2013
Filed February 28, 2013
Form 10-Q for the fiscal quarter ended July 2, 2013
Filed August 9, 2013
File No. 000-20574

Dear Ms. Cvrkel:

On behalf of The Cheesecake Factory Incorporated (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated November 18, 2013 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2013, filed on February 28, 2013, and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2013, filed August 9, 2013.  For the Staff’s convenience, we have incorporated the Staff’s comment into this response letter.

Form 10-K

Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2013

Financial Statements, page 3

Notes to Consolidated Financial Statements, page 7

9. Subsequent Events, page 12

1.              We note the disclosure indicating that on August 8, 2013, you executed an agreement waiving your right to exercise lease renewal options at one of your Cheesecake Factory locations.  We also note that in connection with this agreement, the landlord has agreed to pay you $4,875,000.  Please tell us and explain in the notes to your financial statements how you plan to account for the $4,875,000 to be received from your landlord under the terms of this agreement.

We plan to record the amount to be received from our landlord as income upon closure of the restaurant (i.e. termination date), which is currently anticipated to occur in December 2013.  This amount will be recorded as a reduction of impairment of assets and lease terminations within income from operations on our consolidated statement of comprehensive income.  This accounting treatment follows the guidance in ASC 840-20-55-5 under which a lease termination penalty should be charged by the lessee to income once the termination date of the lease occurs.  This accounting treatment also follows revenue recognition guidance in ASC 605-10-25-1.  As recognition is contingent upon us terminating the lease, the termination date would be the date that revenue is considered earned, and recorded in income.

We respectfully advise the Staff that in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2013 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section under the caption Impairment of Assets and Lease Terminations, we disclosed that during the fourth quarter of fiscal 2013 we expect to record $4.9 million in income from a landlord in connection with the early termination of one of our leases and for waiving our right to exercise renewal options.  We will include similar language in the notes to our financial statements and in MD&A in our Form 10-K for the fiscal year ended December 31, 2013.

The Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (818) 871-3220 with any questions regarding the above.

Sincerely,

/s/ W. Douglas Benn
W. Douglas Benn
Executive Vice President and Chief Financial Officer